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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934

                              Wiztec Solutions Ltd.
                                (Name of Issuer)

                                 Ordinary Shares
                         New Israeli Shekel 1 Par Value
                         (Title of Class of Securities)

                                   M98105-105
                                 (CUSIP Number)

                             William D. Baskett III
                          General Counsel and Secretary
                              Convergys Corporation
                             201 East Fourth Street
                             Cincinnati, Ohio 45202
                                  513-723-2444
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 April 28, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].



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                                  SCHEDULE 13D
CUSIP No.  M98105-105
--------------------------------------------------------------------------------

1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only)
         Convergys Corporation
         I.R.S. ID No. 31-1598292
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
         (a) [X]
         (b) [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Source of Funds
         BK
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization
         Ohio
--------------------------------------------------------------------------------
                                        7.       Sole Voting Power
                                                 4,750,200
           Number of Shares
          Beneficially Owned            8.       Shared Voting Power
               by Each                           0
              Reporting
             Person with                9.       Sole Dispositive Power
                                                 4,750,200

                                        10.      Shared Dispositive Power
                                                 0
--------------------------------------------------------------------------------
7.       Aggregate Amount Beneficially Owned By Each Reporting Person
         4,829,939
--------------------------------------------------------------------------------
8.       Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares [  ]
--------------------------------------------------------------------------------
9.       Percent of Class Represented by Amount in Row (11)
         68.2%
--------------------------------------------------------------------------------
10.      Type of Reporting Person
         HC
--------------------------------------------------------------------------------

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SCHEDULE 13D

CUSIP No.  M98105-105
--------------------------------------------------------------------------------

1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only)
         Convergys Information Management Group Inc.
         I.R.S. ID. No. 31-1069790
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
         (a) [X]
         (b) [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Source of Funds
         Not applicable, because not purchasing shares
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization
         Ohio
--------------------------------------------------------------------------------
                                        7.       Sole Voting Power
                                                 4,750,200
           Number of Shares
          Beneficially Owned            8.       Shared Voting Power
               by Each                           0
              Reporting
             Person with                9.       Sole Dispositive Power
                                                 4,750,200

                                        10.      Shared Dispositive Power
                                                 0
--------------------------------------------------------------------------------
7.       Aggregate Amount Beneficially Owned By Each Reporting Person
         0
--------------------------------------------------------------------------------
8.       Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares [  ]
--------------------------------------------------------------------------------
9.       Percent of Class Represented by Amount in Row (11)
         0.0%
--------------------------------------------------------------------------------
10.      Type of Reporting Person
         CO
--------------------------------------------------------------------------------


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SCHEDULE 13D

CUSIP No.  M98105-105
--------------------------------------------------------------------------------

1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only)
         Convergys Israel Investments Ltd.
         I.R.S. ID. No. Not applicable
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
         (a) [X]
         (b) [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Source of Funds
         AF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization
         State of Israel
--------------------------------------------------------------------------------
                                        7.       Sole Voting Power
                                                 0
           Number of Shares
          Beneficially Owned            8.       Shared Voting Power
               by Each                           0
              Reporting
             Person with                9.       Sole Dispositive Power
                                                 0

                                        10.      Shared Dispositive Power
                                                 0
--------------------------------------------------------------------------------
7.       Aggregate Amount Beneficially Owned By Each Reporting Person
         4,829,939
--------------------------------------------------------------------------------
8.       Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares [  ]
--------------------------------------------------------------------------------
9.       Percent of Class Represented by Amount in Row (11)
         68.2%
--------------------------------------------------------------------------------
10.      Type of Reporting Person
         CO
--------------------------------------------------------------------------------



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         This Amendment No. 3 to Schedule 13D is filed by Convergys Corporation
("Parent"), Convergys Information Management Group Inc. ("Convergys IMG") and Convergys Israel Investments Ltd. ("Sub") to amend and supplement the Schedule 13D, as amended, filed previously.

Item 5.           Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and supplemented by deleting paragraphs
(a)-(c) and substituting the following paragraphs in their place:

(a) Parent and Sub beneficially own a total of 4,829,939 Shares, which represents 68.2% of the Shares outstanding as of April 29, 1999.

(b) Sub directly has, and Parent indirectly has, sole power to vote and direct the disposition of 4,829,939 Shares.

(c) At 12:00 midnight, Eastern Daylight Time, on April 28, 1999, the Offer expired. Based on preliminary information provided by the Depositary, approximately 4,829,939 Shares (or approximately 68.2% of the Shares outstanding), were validly tendered and not withdrawn pursuant to the Offer, including Shares tendered pursuant to notices of guaranteed delivery, and including 4,750,000 Shares tendered by Convergys Information Management Group Inc., an affiliate of Sub and 79,739 Shares tendered by shareholders not affiliated with Sub. Sub has accepted for payment all such Shares at the purchase price of $18.30 per Share, net to the Seller in cash.


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SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct. In executing this Statement, the undersigned agree, to the extent required by Rule 13d-1(f), that this Statement is being filed on behalf of each of the reporting persons herein.

Dated:   April 30, 1999

                              Convergys Corporation

                              By:      /s/ William D. Baskett III
                                       ----------------------------------------
                              Name: William D. Baskett III
                              Title:   General Counsel and Secretary


                              Convergys Information Management Group Inc.

                              By:      /s/ Roy T. Heggland
                                       ----------------------------------------
                              Name: Roy T. Heggland
                              Title:   Senior Vice President and General Counsel


                              Convergys Israel Investments Ltd.

                              By:      /s/ William D. Baskett III
                                       ----------------------------------------
                              Name: William D. Baskett III
                              Title:   Vice President


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